

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Erik Mickels
Chief Financial Officer
Trilogy International Partners Inc.
155 108th Avenue NE
Suite 400
Bellevue, WA 98004

   Re: Trilogy International Partners Inc.
     Form 20-F for the Fiscal Year ended December 31, 2019
     Filed March 24, 2020
     File No. 000-55716

Dear Mr. Mickels:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology